Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:(PGF.UN)—TSX; (PGH)—NYSE

PENGROWTH ENERGY TRUST REPORTS FIRST QUARTER 2010 RESULTS

CALGARY, Alberta – May 5, 2010 – Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to report Pengrowth’s unaudited operating and financial results for the quarter ended March 31, 2010. All figures are in Canadian dollars unless otherwise stated.

Pengrowth’s unaudited consolidated financial statements for the quarter ended March 31, 2010 and related Management’s Discussion and Analysis can be accessed immediately on Pengrowth’s website at www.pengrowth.com, and have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Financial Highlights

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Over the past 12 months, Pengrowth has reduced its long-term debt by $726 million or approximately 42 percent. Included in the reduction are foreign exchange gains of approximately $225 million, attributable to the continued strengthening of the Canadian dollar versus the U.S. dollar and UK pound on Pengrowth’s foreign denominated debt.

•

During the first quarter, Pengrowth continued to live within cash flow. Cash flow before working capital changes of $151.6 million exceeded the sum of capital expenditures and distributions at $124.5 million. The balance of approximately $27 million was used to pay down debt.

•	Cash flow before working capital changes increased 16 percent from the same quarter last year and increased two percent from the fourth quarter of 2009.
•

Pengrowth continued to work on the legal aspects of our corporate conversion plans. With the availability of $2.8 billion worth of tax pools, Pengrowth will convert to a dividend paying corporation on or before January 1, 2011 with little or no impact to our ability to distribute the same level of cash to our unitholders at the time of conversion.

•	Pengrowth has increased institutional ownership to 22 percent, up significantly from eight percent at this time last year.

Operational Highlights

•	During the first quarter, Pengrowth participated in drilling 113 gross (78 net) wells, 107 of which were cased for production with the remaining six used as water source wells or injectors.
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As part of our operated shallow gas program, Pengrowth drilled 52 (46.8 net) wells in the Jenner area. This program demonstrated our ability to achieve top quartile drilling efficiencies due to the size and scale of the program.

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Pengrowth licensed additional Beaverhill Lake formation locations in our Judy Creek/Swan Hills trend. We continue to remain confident that the success experienced at our Carson Creek property can be expanded to our broader suite of assets.

•

Two successful wells drilled in Deer Mountain tested our thesis that tighter Beaverhill Lake formation reservoir rock and platform plays can be exploited through the application of horizontal drilling and multi-stage fracing technology. Early results are encouraging.

“We are pleased with how our work plans have been unfolding as we continue to execute on our strategy agenda” said Derek Evans Pengrowth’s President and Chief Executive Officer. “Our efforts are moving us towards our ultimate goal of transforming Pengrowth from an income trust to a growth oriented oil and gas operating company. It is certainly an exciting time in our history”.

Summary of Financial and Operating Results

	Three Months ended
(monetary amounts in thousands, except per unit amounts)	March 31, 2010	December 31, 2009		% Change	March 31, 2009	% Change
STATEMENT OF INCOME
Oil and gas sales	$358,131	$359,296		–	$322,973	11
Net income (loss)	$108,816	$50,523		115	$(54,232)	301
Net income (loss) per trust unit	$0.37	$0.18		106	$(0.21)	276
CASH FLOW
Cash flow from operating activities	$146,736	$149,933		(2)	$94,386	55
Cash flow from operating activities per trust unit	$0.51	$0.53		(4)	$0.37	38
Capital expenditures	$63,636	$46,215		38	$73,060	(13)
Capital expenditures per trust unit	$0.22	$0.16		38	$0.28	(21)
Distributions declared	$61,037	$60,880		–	$77,212	(21)
Distributions declared per trust unit	$0.21	$0.21		–	$0.30	(30)
Ratio of distributions declared over cash flow from operating activities	42%	41%			82%
Weighted average number of trust units outstanding (000’s)	290,185	282,298		3	256,727	13
BALANCE SHEET (1)
Working capital (deficiency) excess	$(51,042)	$(217,007	) (2)	(76)	$19,580	(361)
Property, plant and equipment	$3,678,304	$3,789,369		(3)	$4,176,188	(12)
Long term debt	$1,007,072	$907,599		11	$1,657,897	(39)
Trust unitholders’ equity	$2,851,562	$2,795,201		2	$2,544,907	12
Trust unitholders’ equity per trust unit	$9.81	$9.64		2	$9.88	(1)

Currency (U.S.$/Cdn$) (closing rate at period end)	$0.9844	$0.9515			$0.7928

Number of trust units outstanding at period end (000’s)	290,760	289,835		–	257,515	13
AVERAGE DAILY PRODUCTION
Crude oil (bbls)	22,400	21,948		2	23,424	(4)
Heavy oil (bbls)	7,113	7,235		(2)	7,672	(7)
Natural gas (mcf)	220,640	232,682		(5)	236,232	(7)
Natural gas liquids (bbls)	9,341	9,564		(2)	9,815	(5)
Total production (boe)	75,627	77,529		(2)	80,284	(6)

TOTAL PRODUCTION (mboe)	6,806	7,133		(5)	7,226	(6)
PRODUCTION PROFILE
Crude oil	30%	28%			29%
Heavy oil	9%	9%			10%
Natural gas	49%	50%			49%
Natural gas liquids	12%	13%			12%
AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$77.35	$75.79		2	$66.12	17
Heavy oil (per bbl)	$65.91	$62.16		6	$34.31	92
Natural gas (per mcf)	$5.62	$5.45		3	$6.00	(6)
Natural gas liquids (per bbl)	$56.57	$54.52		4	$35.62	59
Average realized price per boe	$52.49	$50.35		4	$44.57	18

(1)	Balance sheet amounts are at period end.

(2)	Includes $157.5 million current portion of long term debt.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION

Derek Evans

President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Advisory Regarding Reserves and Production Information

Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to; Pengrowth’s future structure including its currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes.

Forward-looking statements and information contained in this press release, relating to Pengrowth’s anticipated conversion to a dividend paying entity are based on Pengrowth’s current beliefs as well as assumptions that there will be no further changes to applicable tax laws and that Pengrowth will obtain applicable unitholder and regulatory approval for the conversion, financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding its property holdings, its ability to obtain labour and equipment in a timely manner to carry out development activities, its ability to market its oil and natural gas successfully to current and new customers, the impact of increasing competition, its ability to obtain financing on acceptable terms and its ability to add production and reserves through its development. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the inability to obtain applicable unitholder and regulatory approval for the conversion; and actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws

(including those relating to mutual fund trusts or investment eligibility) or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; Further information regarding risks facing Pengrowth may be found in Pengrowth’s most recent Management Discussion and Analysis and under “Risk Factors” in Pengrowth’s most recent Annual Information Form, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on Pengrowth’s forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.